EXHIBIT 99.1

TOP Ships Inc. to Participate in Future of Shipping Virtual Conference Presented by Maxim Group LLC and Hosted by M-Vest on June 29th, 2021

ATHENS, Greece, June 28, 2021 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that the Company’s CFO Alexandros Tsirikos has been invited to present at Future of Shipping Virtual Conference, presented by Maxim Group LLC and hosted by M-Vest, on Tuesday June 29th, 2021.

The Company will participate in a panel discussion led by Tate Sullivan, Maxim Group’s Senior Research Analyst covering Industrials, along with other shipping industry professionals.

On June 29th, 2021, Maxim Group and M-Vest will host a “Future of Shipping” Virtual Conference. This conference will feature roundtable/panel discussions with company executives in the Dry Bulk, Tanker, Container and Gas sectors of the shipping industry. As the world transitions to the next cycle of international trading activity, executives will discuss any recent industry developments and the overall demand and supply trends in various shipping markets. To attend, just sign up to become an M-Vest member, and stay tuned for more updates.

Click Here to Reserve your seat

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org